Exhibit 107

Calculation of Filing Fee Tables

SC TO-T
(Form Type)

Allakos Inc.
(Name of Subject Company – Issuer)

Concentra Merger Sub III, Inc.
(Names of Filing Persons — Offeror)

Concentra Biosciences, LLC
(Names of Filing Persons — Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$30,612,516.66	0.00015310	$4,686.78
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$30,612,516.66
Total Fees Due for Filing			$4,686.78
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$4,686.78

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was estimated by multiplying: (i) the sum of: (A) 90,376,972 shares of common stock, par value $0.001 per share (the “Shares”) of Allakos, Inc. (“Allakos”), issued and outstanding; and (B) 2,388,230 Shares subject to outstanding restricted stock units, which are both based on information provided by Allakos as of April 1, 2025; and (ii) the Offer Price of $0.33 per Share, as described in the Offer to Purchase.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2025 beginning on October 1, 2024, issued on August 20, 2024, by multiplying the transaction valuation by 0.00015310.